Filed by Harrah’s Entertainment, Inc. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment, Inc.

Commission File No.: 001-14573

This filing relates to a proposed acquisition (the “Acquisition”) by Harrah’s Entertainment, Inc. (“Harrah’s”) of Caesars Entertainment, Inc. (“Caesars”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the “Merger Agreement”), by and among Harrah’s, Harrah’s Operating Company, Inc. and Caesars.  The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Harrah’s on July 15, 2004, and is incorporated by reference into this filing.

The following is a series of slides that were presented by Harrah’s at the Banc of America Securities 2005 Gaming Conference in Las Vegas, Nevada on February 16, 2005:

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[LOGO]

Charles Atwood
Chief Financial Officer

February 16, 2005

Harrah’s Entertainment

•                  Unique Organic Growth Strategy

•                  Active Development Pipeline

•                  Strategic Acquisitions

•                  Financial Strength

•                  Unique Organic Growth Strategy

•                  Active Development Pipeline

•                  Strategic Acquisitions

•                  Financial Strength

Clear Vision: Leading Distributor Of Gaming

[GRAPHIC]

Key Statistics

•                  5 brands — Harrah’s, Rio, Horseshoe, Showboat, and Harveys

•                  28 properties

•                  $4.5B in revenue (2004)

•                  $1.2B in EBITDA (2004)

•                  Over $1.4 billion in cross-market play (2004)

•                  Only investment grade casino operator

Core Growth Strategy

Drive same-store sales growth (“SSSG”) and improve margins

1. Brands

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2. Player Loyalty

[GRAPHIC]

3. Capabilities

[GRAPHIC]

Closed-Loop Marketing

[GRAPHIC]

Capabilities: Revenue Management Example

•                  Optimize hotel inventory by generating maximum profit per occupied room

•                  Balance between lodging and gaming revenue

Room Rate vs. Gaming Revenue Optimization

[CHART]

Revenue Management

Revenue per Available Room *

[CHART]

* Same-store

Customer Satisfaction - % “A” Scores

[CHART]

Results: Robust Organic Growth

Same-Store Sales Growth

[CHART]

•                  Unique Organic Growth Strategy

•                  Active Development Pipeline

•                  Strategic Acquisitions

•                  Financial Strength

Development Pipeline

•                  Property Enhancements

•                  New Domestic Markets

•                  International Development

Kansas City

•                  $107M expansion

•                  206 hotel rooms

•                  F&B enhancements

•                  2005 opening (in phases)

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Showboat — House of Blues

•                  $58M project

•                  Summer 2005 opening

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New Orleans

•                  $142M expansion

•                  450 hotel rooms

•                  1Q06 opening

[GRAPHIC]

Chester Downs

•                  Site near Philadelphia, PA

•                  $350M budget (incl. license fee)

•                  HET interest: 50% ownership + mgmt fee

•                  2,500 slots initially

•                  2006 opening targeted

[GRAPHIC]

International Development

•                  Europe

•                  United Kingdom

•                  Proposed initial supply limitations bode well for returns

•                  Asia

•                  Singapore

•                  Responding to Request For Concept

•                  Unique Organic Growth Strategy

•                  Active Development Pipeline

•                  Strategic Acquisitions

•                  Financial Strength

Strategic Acquisitions

[LOGO]

Closed 7/1/04

$1.55 billion cash deal

7.2x forward EBITDA

[LOGO]

Expected 2Q05 close

$9.4 billion cash + stock deal

8.0x forward EBITDA

Horseshoe Acquisition

•                  Closed 7/1/04

•                  On track to achieve $36mm synergy target by end of year 2

•                  $0.13 accretive to 2H04 EPS

2H04 Combined Horseshoe EBITDA

[CHART]

CZR Acquisition: Review of Strategic Rationale

•                  Desirable assets

•                  Combination creates premier distribution network

•                  Increases exposure to stable regulatory environments

•                  Opportunity to create value through synergies and performance improvement

•                  Optimal timing

•                  CZR nearing completion of significant growth capital cycle

Enhanced Distribution Network

[GRAPHIC]

Premier Gaming Brands

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Operational Synergy Opportunities

Las Vegas Strip Asset Efficiency:
2004 EBITDA / (Rooms + Positions)

[CHART]

We believe the application of our capabilities can unlock the value of the CZR assets

CZR Near Completion of Growth Capital Cycle

•                  Caesars Palace

•                  Roman Plaza opened July 2004

•                  Forum Shops expansion opened October 2004

•                  949-room hotel tower scheduled to open 3Q05

•                  Caesars Atlantic City

•                  New parking garage scheduled to open 3Q05

•                  The Pier at Caesars expected to open early 2006

•                  Unique Organic Growth Strategy

•                  Active Development Pipeline

•                  Strategic Acquisitions

•                  Financial Strength

Debt/EBITDA

[CHART]

EBITDA/Interest

[CHART]

Diversity of Cash Flow

% of 2004 Property EBITDA

[CHART]

Harrah’s Entertainment

•                  Unique Organic Growth Strategy

•                  Active Development Pipeline

•                  Strategic Acquisitions

•                  Financial Strength

[LOGO]

Additional Information about the Acquisition and Where to Find It

In connection with Harrah’s proposed acquisition of Caesars (“Acquisition”), on January 24, 2005, Harrah’s filed definitive materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that contains a definitive prospectus and joint proxy statement. INVESTORS AND SECURITY HOLDERS OF HARRAH’S AND CAESARS ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HARRAH’S, CAESARS AND THE ACQUISITION.  The definitive materials filed on January 24, 2005, the preliminary versions of these materials filed on October 20, 2004, December 20, 2004, and January 24, 2005 and other relevant materials, and any other documents filed by Harrah’s or Caesars with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Harrah’s by directing a written request to: Harrah’s, One Harrah’s Court, Las Vegas, Nevada 89119, Attention: Investor Relations or Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the Acquisition.

Harrah’s, Caesars and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars and Harrah’s in connection with the Acquisition.  Information about those executive officers and directors of Harrah’s and their ownership of Harrah’s common stock is set forth in the Harrah’s Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for Harrah’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2004.  Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars’ 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004.  Investors and security holders may obtain additional information regarding the direct and indirect interests of Harrah’s, Caesars and their respective executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Safe Harbor

This document includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Harrah’s and Caesars and Harrah’s anticipated acquisition of Caesars.  These forward-looking statements are based on current expectations and projections about future events.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah’s may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein):  financial community and rating agency perceptions of Harrah’s and Caesars’, the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties;  the ability to timely and cost-effectively integrate into Harrah’s operations the companies that it acquires, including with respect to its acquisition of Caesars;  access to available and feasible financing, including financing for Harrah’s acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.